News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Reports Progress on Galore Creek Prefeasibility Study

June 23, 2011 – Vancouver, British Columbia – NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) announces significant advancement towards completion of the prefeasibility study on its Galore Creek copper-gold-silver project (“Project”) located in northwestern British Columbia. The study is being prepared by Galore Creek Mining Corporation (“GCMC”), owned equally by subsidiaries of NovaGold Resources Inc. (“NovaGold”) and Teck Resources Limited (“Teck”).

Completion of the prefeasibility study is expected by the end of July 2011 and AMEC Americas Limited, an independent supplier of engineering and project management services, is concurrently preparing a National Instrument 43-101 compliant technical report. Upon receipt of the technical report, NovaGold will announce the results and file it on SEDAR and EDGAR within 45 days of the announcement.

The partners have approved a $30.5 -million budget to carry out further work on the Project during the remainder of 2011. Planned work includes infill drilling to convert inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open pit slopes in areas targeted for conversion of inferred mineral resources. GCMC will also complete further environmental and engineering work in preparation for feasibility level studies.

“Completion of the prefeasibility study will be an important milestone as we work with Teck to optimize the Galore Creek project,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “Galore Creek is one of the most significant copper-gold projects in the world. Its timely development is important for all stakeholders, including Federal and Provincial governments as well as First Nation communities of northwestern British Columbia.”

During the second quarter of 2011, Teck completed its funding requirements of $373 million to earn its 50% interest in GCMC. The Project will move forward with Teck and NovaGold equally funding further Project development.

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the world’s largest undeveloped copper-gold-silver deposits, owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources and operated by GCMC. The Galore Creek property comprises 293,840 acres (118,900 hectares) of British Columbia mineral claims located within Tahltan Traditional Territory in northwest British Columbia. The project has received a high level of support from local communities, First Nation groups and the British Columbia and Alaska Governments. In February 2006, NovaGold entered into a comprehensive Participation Agreement with the Tahltan Nation, ensuring collaboration between both parties for mine planning, mine operation and environmental protection, and GCMC, NovaGold and Teck continue to work closely with the Tahltan Nation.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-lead-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations
604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources in the exploration and development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

NovaGold Resources Inc.